05039649

SECU... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 1 2005 WASH., D.C. 202

SEC FILE NUMBER
8-10888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keefe, Bruyette & Woods, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 7th Avenue
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Giambrone **(212) 887-6776**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, John Duffy and Robert Giambrone, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Keefe, Bruyette & Woods, Inc.. and Subsidiaries for the year ended December 31, 2004 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John A Duffy
Signature

Chairman and Chief Executive Officer
Title

Robert Giambrone
Signature

Chief Financial Officer
Title

BENNET STEINBERG
Notary Public, State of New York
No. 02ST5048838
Qualified in New York County
Commission Expires Sept. 5, 2005

B Steinberg
Notary Public

KEEFE, BRUYETTE & WOODS, INC.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

(Dollars in thousands)

Assets		2004	2003
Cash and cash equivalents	$	59,713	19,143
Securities owned, at market value:			
Equities		66,979	74,071
Corporate bonds		123,208	133,052
U.S. Government and agency securities		28,685	11,297
Mortgage backed securities		—	24,859
		218,872	243,279
Investments		46,511	39,568
Securities purchased under resale agreements		65,732	48,266
Receivables from clearing brokers		131,983	42,947
Accounts receivable		11,472	17,746
Furniture, fixtures, and leasehold improvements, at cost, less accumulated depreciation and amortization of $9,010 in 2004 and $5,328 in 2003		24,185	14,988
Deferred tax assets		1,169	2,840
Other assets		14,494	8,042
Total assets	$	574,131	436,819

See accompanying notes to consolidated financial statements.